

August 5, 2014

<u>Via E-mail</u>
Gregory B. Maffei
President and Chief Executive Officer
Liberty TripAdvisor Holdings, Inc.
12300 Liberty Boulevard
Englewood, CO 80112

> **Re: Liberty TripAdvisor Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 25, 2014**
> **File No. 333-195705**

Dear Mr. Maffei:

We have reviewed your letter dated July 25, 2014 and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our July 11, 2014 letter.

<u>Liberty TripAdvisor Holdings, Inc. Historical Combined Financial Statements, Years ended December 31, 2013, 2012, and 2011</u>

<u>Notes to Combined Financial Statements</u>

<u>(4)TripAdvisor, Inc. Transactions, page F-18</u>

1.   We note your disclosure on page 71 that even though TripCo controls TripAdvisor through its voting interest and board representation, decision-making with respect to TripAdvisor must consider TripAdvisor's minority holders. As a result, TripCo does not have ready access to TripAdvisor's cash. Please clarify the rights held by the minority holders with respect to operating and financing decisions, and decisions regarding the use of cash. Clarify how you considered the provisions of ASC 810-10-25-1 through 14 in determining that it is appropriate to consolidate TripAdvisor. Clarify what you mean by "ready access," and how your inability to access cash without considering the minority holders does not represent a participating right of the minority holders.

Gregory B. Maffei
Liberty TripAdvisor Holdings, Inc.
August 5, 2014
Page 2

Condensed Pro Forma Combined Statement of Operations, page F-55 & F-56

2.   Tell us what consideration you gave to including amortization expense relating to debt issuance costs in your pro forma adjustments.

Notes to Condensed Pro Forma Combined Financial Statements, page F-57

3.   Tell us what consideration you gave to providing quantitative disclosure of the impact on earnings of possible changes in the interest rate based on changes in the 3-month LIBOR.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact me, at (202) 551-3735.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via E-mail
        Renee L. Wilm
        Baker Botts L.L.P.